FILE No.
82-3874

SUPPL

MANSON CREEK RESOURCES LTD.
Unaudited Interim Financial Statements
December 31, 2006

In accordance with national instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim balance sheet as at December 31, 2006 nor the unaudited interim statements of operations and cash flows for the three month periods ended December 31, 2006 and December 31, 2005.

3/12

Manson Creek Resources Ltd.
Interim Balance Sheets

	December 31, 2006 (Unaudited)	September 30, 2006
Assets		
Current		
Cash and cash equivalents Note 3	**$ 1,220,202**	$ 644,112
Accounts receivable	**6,340**	8,818
Related party receivables Note 9	**4,682**	-
Prepaids	**12,134**	20,076
	1,243,358	673,006
Other assets Note 4	**22,417**	22,417
Mineral properties and equipment Note 5	**691,058**	673,039
	$ 1,956,833	$ 1,368,462
Liabilities		
Current		
Accounts payable and accrued liabilities	**$ 26,137**	$ 32,008
Due to related parties Note 9	**17,880**	16,534
Asset retirement obligation Note 6	**14,424**	15,000
	58,441	63,542
Shareholders' Equity		
Capital Stock Note 7	**8,758,934**	8,133,464
Warrants Note 7	**416,529**	318,529
Contributed Surplus Note 7	**227,334**	227,334
Deficit	**(7,504,405)**	(7,374,407)
	1,898,392	1,304,920
	$ 1,956,833	$ 1,368,462
Commitments Note 10		

Approved by the Board

"R. Chernish" Director

"J.P. Jutras" Director

See accompanying notes to the financial statements.

Manson Creek Resources Ltd.
Interim Statements of Operations and Deficit
(Unaudited – prepared by management)

Three months Ended December 31	2006	2005
Expenses		
General and administrative	48,126	32,775
Professional fees	1,434	756
Reporting to shareholders	5,895	-
Stock exchange and transfer agent fees	2,973	3,048
Amortization of capital assets	658	1,805
	(59,086)	(38,384)
Other Income (Expense)		
Interest and other	6,904	2,473
Write-down of mineral properties Note 5	(77,816)	-
Loss	(129,998)	(35,911)
Future income tax recovery	-	14,000
Net Loss	(129,998)	(21,911)
Deficit, beginning of period	(7,374,407)	(6,938,372)
Deficit, end of period	$ (7,504,405)	$ (6,960,283)
Loss per share:		
Basic and diluted	$ 0.00	$ 0.00
Weighted average number of shares outstanding:		
Basic and diluted	27,574,872	23,813,145

See accompanying notes to the financial statements.

Manson Creek Resources Ltd.
Interim Statements of Cash Flows

(Unaudited – prepared by management)

Three Months Ended December 31	2006	2005
Increase (decrease) in cash and cash equivalents		
Operating activities		
Interest and other income received	$ 6,904	$ 2,473
Cash operating expenses	(46,500)	(34,295)
	(39,596)	(31,822)
Financing activities		
Private placement proceeds	755,000	-
Share issue costs	(52,780)	-
Warrants exercised	-	4,200
	702,220	4,200
Investing activities		
Mineral property additions	(86,534)	(49,217)
Increase (decrease) in cash and cash equivalents	576,090	(76,839)
Cash and cash equivalents,		
Beginning of period	644,112	538,287
End of period	$ 1,220,202	$ 461,448

Supplementary Information:

Interest and taxes

The Company did not expend cash on interest or taxes during the three months ended December 31, 2006 and December 31, 2005.

Non-cash transactions

During the three months ended December 31, 2006, the Company issued 225,000 of its common shares, valued at $21,250, pursuant to option agreements to acquire interests in the Cuprum, Meridian, Black Lake and Gillman mineral properties. The acquisition costs were valued using the closing share price on the transaction date.

During the three months ended December 31, 2005, the Company issued 100,000 of its common shares, valued at $12,500, pursuant to option agreements to acquire interests in the Cuprum, Palomino and Meridian mineral properties. The acquisition costs were valued using the closing share price on the transaction date.

See accompanying notes to the financial statements.

1. Basis of presentation, nature and continuance of operations

Manson Creek Resources Ltd. is engaged in the business of mineral exploration and development in Canada. Since inception, the efforts of the Company have been devoted to the acquisition, exploration and development of mineral properties. To date the Company has not received any revenue from mining operations and is considered to be in the development stage.

These financial statements have been prepared by management on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing or to commence profitable operations in the future.

These unaudited interim financial statements, that were not subject to audit or review by the Company's external accountants, follow the same accounting policies and methods of computation as the audited financial statements for the year ended September 30, 2006 except for the adoption of Sections 3855 and 1530 of the CICA Handbook as described in note 2 below. These interim financial statements should be read in conjunction with the audited financial statements for the year ended September 30, 2006 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented.

2. Newly adopted accounting policies

Effective October 1, 2006, the Company has adopted the following accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants in 2005. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

a) Financial Instruments – recognition and measurement (Section 3855)

In accordance with this new standard the Company is required to classify all financial instruments as either held-to-maturity, available-for-sale, held for trading or loans and receivables. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the statement of operations. The Company had neither available-for-sale, nor held for trading instruments during the three months ended December 31, 2006 and none as at December 31, 2006.

b) Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. Accumulated other comprehensive income, if applicable, is included in the shareholders' equity section of the balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale and the effective portion of cashflow hedges. The Company had no "other comprehensive income/loss" transactions during the three months ended December 31, 2006 and no opening or closing balances for accumulated other comprehensive income or loss.

3. **Cash and cash equivalents**

Cash and cash equivalents include cash and highly liquid Canadian dollar denominated investments in bankers' acceptances, with terms to maturity of 90 days or less when acquired. The counter-parties are financial institutions. At December 31, 2006, these instruments were yielding an interest rate of 4.21% per annum. These cash equivalents are classified as held-to-maturity investments and are carried at amortized cost.

Restricted Cash

Proceeds of $655,000 received for the issuance of flow-through shares was included in cash and cash equivalents. Approximately $181,000 of this amount has been expended on qualifying expenditures to December 31, 2006. The $474,000 unexpended flow-through proceeds may only be used to incur qualifying exploration expenditures on Canadian mineral properties in accordance with Canadian Income tax legislation.

4. **Other assets**

	Dec. 31, 2006	Sept. 30, 2006
Long-term prepaid expense	$ 3,417	$ 3,417
Mineral exploration deposits	19,000	19,000
	$ 22,417	$ 22,417

5. **Mineral properties and equipment**

The following schedules summarize mineral property transactions during the three months ended December 31, 2006 and December 31, 2005:

2006		Yukon	Saskat-chewan	British Columbia				
Exploration expenditures:	**Total**	**Cuprum**	**Black Lake**	**Gillman**	**Meridian**	**Palomino**	**CR**	**Property Research**
Balance September 30, 2006	$ 551,208	$ 56,045	$ -	$ 30,393	$ 61,942	$ 46,814	$356,014	$ -
Geological consulting	11,076	218	3,772	94	3,024	2,682	811	475
Geochemical analysis	2,793	-	-	40	168	2,002	-	583
Field costs	661	365	-	-	19	137	-	140
Drilling and drilling preparation	13,908	-	-	-	-	13,908	-	-
Travel costs	4,110	597	1,024	482	585	850	-	572
Mineral property write-offs	(68,163)	-	-	-	-	(66,393)	-	(1,770)
Balance December 31, 2006	**515,593**	**57,225**	**4,796**	**31,009**	**65,738**	**-**	**356,825**	**-**
Property acquisition costs:								
Balance September 30, 2006	115,312	16,281	-	10,000	11,315	9,653	68,063	-
Costs incurred	63,945	21,945	16,000	7,750	18,250	-	-	-
Mineral property write-offs	(9,653)	-	-	-	-	(9,653)	-	-
Balance December 31, 2006	**169,604**	**38,226**	**16,000**	**17,750**	**29,565**	**-**	**68,063**	**-**
Total mineral properties Dec. 31, 2006	**$ 685,197**	**$ 95,451**	**$ 20,796**	**$ 48,759**	**$ 95,303**	**$ -**	**$424,888**	**$ -**
Equipment	23,115							
Accumulated amortization	(17,254)							
Total mineral properties and equipment December 31, 2006	**$ 691,058**							

5. Mineral properties and equipment (continued)

2005		Yukon			British Columbia		
Exploration expenditures:	**Total**	**Cuprum**	**Tanner**		**Meridian**	**CR Property**	**Palomino**
Balance September 30, 2005	$602,965	$ 40,634	$232,343		$ -	$326,181	$ 3,807
Geological consulting	24,389	3,509	4,370		8,995	4,500	3,015
Geochemical analysis	871	-	-		871	-	-
Field costs	3,372	394	341		2,365	184	88
Balance December 31, 2005	**631,597**	**44,537**	**237,054**		**12,231**	**330,865**	**6,910**
Property acquisition costs:							
Balance September 30, 2005	69,173	5,000	25,610		-	38,563	-
Costs incurred	30,575	11,000	575		10,750	-	8,250
Balance December 31, 2005	**99,748**	**16,000**	**26,185**		**10,750**	**38,563**	**8,250**
Total mineral properties December 31, 2005	**$731,345**	**$ 60,537**	**$263,239**		**$ 22,981**	**$369,428**	**$ 15,160**
Equipment	23,115						
Accumulated amortization	(14,185)						
Total mineral properties and equipment December 31, 2005	**$740,275**						

6. Asset retirement obligation

Changes in the asset retirement obligation are as follows:

	December 31 2006	September 30 2006
Balance, beginning of year	**$ 15,000**	$ 15,000
Change in retirement accrual	-	15,000
Additional liability incurred	-	18,252
Reclamation work performed during the period	**(576)**	(33,252)
Balance, end of period	**$ 14,424**	$ 15,000

As at December 31, 2006 the Company has included in liabilities an estimated current obligation of $14,424, (September 30, 2006 -$15,000), for the removal of empty fuel drums and miscellaneous items from its camp in the Yukon and for trench reclamation at its CR property in British Columbia. Management has determined that it will include the remaining clean-up in its 2007 summer exploration plans. Management has estimated that discounted clean-up obligations for subsequent future periods are not significant.

7. Capital Stock, Warrants and Contributed Surplus

a) Authorized:

i) an unlimited number of voting shares
ii) an unlimited number of Class A preferred shares issuable in series
iii) an unlimited number of Class B preferred shares issuable in series

b) Issued:

	Number of Shares	**Share Amount**	**Contributed Surplus**	**Number of Warrants**	**Warrants Amount**
Balance Sept. 30, 2006	27,236,829	$8,133,464	$ 227,334	8,450,519	$ 318,529
Private placement (net of issue costs of $52,780)	7,166,666	604,220	-	2,625,000	98,000
Issued pursuant to property acquisitions	225,000	21,250	-	-	-
Balance Dec. 31, 2006	34,628,495	$8,578,934	$ 227,334	11,075,519	$ 416,529

7. Capital Stock, Warrants and Contributed Surplus

b) Issued:

During the three months ended December 31, 2006 the company closed a non-brokered private placement consisting of 5,250,000 non-flow-through units at $0.10 per unit and 1,916,666 flow-through common shares at a price of $0.12 per share, for combined proceeds before issue costs of $755,000. Each non-flow-through unit consisted of one common share and one-half of one share purchase warrant to acquire one common share at $0.13 per share to December 28, 2008. The warrants issued pursuant to the private placement were valued at $98,000. In valuing the warrants, the Company utilized the Black Scholes Option Pricing Model assuming volatility of 98.9%, a risk-free interest rate of 4.02%, a one year expected warrant life, and a 0% dividend rate.

During the three months ended December 31, 2006, the Company issued 50,000 shares pursuant to the Cuprum, Yukon mineral property acquisition; 75,000 shares for each of the Meridian, British Columbia and Black Lake, Saskatchewan mineral property acquisitions and 25,000 shares, pursuant to the Gillman, British Columbia mineral property acquisition. The acquisition costs were valued using the market price of the Company's shares on the issue date.

c) Outstanding options

The following summarizes options outstanding at December 31, 2006 which may be exercised to purchase the number of common shares indicated.

Expiry Date	Number of Shares	Price
May 29, 2007	315,000	$0.11
May 12, 2010	700,000	$0.16
April 26, 2011	100,000	$0.14
	1,115,000	

The Company has an option plan, (the plan), under which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the Plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant. The exercise price of the options granted under the Plan will not be less than the market price of the common shares, defined as the weighted average trading price per share for the last five trading days before the grant date. All of the above options vested immediately upon granting.

d) Option transactions

No option transactions occurred during the three month period ended December 31, 2006.

e) Warrants

Warrant transactions during the period ended, and balances as at December 31, 2006 are summarized below:

	Number of warrants		
	$0.14 warrants expiring March 7, 2007	**$0.20 flow-through warrants expiring April17,2008**	**$0.13 warrants expiring December 28, 2008**
Balance Sept.30, 2006	5,950,519	2,500,000	-
Issued pursuant to private placement (note 7b)	-	-	2,625,000
Balance Dec. 31, 2006	5,950,519	2,500,000	2,625,000

Each warrant can be exercised to acquire one common share or flow-through share as the case may be at the price indicated in the table above.

8. Financial Instruments

The fair market values of cash and cash equivalents, accounts receivable, related party receivables, accounts payable and accrued liabilities and due to related parties approximate their carrying values as a result of the short-term nature of the instruments and/or the variable interest rate associated with the instrument. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments.

9. Related party transactions

Companies related by virtue of common officers and/or directors, billed the Company for its share of general and administrative costs and allocated secretarial salaries. The total billed for the three months ended December 31, 2006 was $7,300, (2005 - $5,000). Officers and directors of the Company billed for their consulting services at hourly or daily rates, either personally or through their controlled corporations. The aggregate billed for the three months ended December 31, 2006 was $32,200, (2005 - $32,000). Related party payables at December 31, 2006 and September 30, 2006 related to unpaid consultants' billings and general and administrative and secretarial billings.

The Company sublet office space to companies related by virtue of certain common officers and directors. The aggregate base rent, operating and miscellaneous costs charged to the related companies was $23,100 during the three months ended December 31, 2006, (2005-$19,000). Related party receivables at December 31, 2006 relate to the unpaid portion of these billings.

Related party transactions were in the normal course of operations and were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties

10. Commitments

During the year ended September 30, 2006, the Company extended its office lease for an additional five years from January 1, 2007 to December 31, 2011. The new lease results in the following annual base lease commitments by fiscal year:

2007	$70,100	2009	$93,500	2011	$93,500
2008	$93,500	2010	$93,500		

Two companies related by virtue of common officers and/or directors are, in aggregate, committed to pay 69% of the above-noted rent pursuant to sublease agreements.

Pursuant to mineral property acquisition agreements, the Company is committed to make payments in cash and shares of its common stock. Should the Company decide to terminate the option agreements at any time, it is not liable for future cash and share issuances. Assuming that the Company does not terminate any of the agreements in place at December 31, 2006, the Company is committed to the following cash and share issuance payments:

Fiscal Year payment is due	Cash Commitment	Share Issuance Commitment
Remainder of 2007	$ 15,000	100,000
2008	$ 75,000	475,000
2009	$ 75,000	600,000
2010	$ 70,000	550,000
2011	$ 30,000	150,000
	$265,000	1,875,000

11. Comparative Figures

Certain comparative amounts have been reclassified to conform to the current year's presentation.

MANSON CREEK RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2006

The information included in this document should be read in conjunction with the audited financial statements for the three months ended December 31, 2006 and related notes thereto. The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company's financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles. The effective date of this MD&A is February 22, 2007. All dollar amounts are in Canadian Dollars unless otherwise stated.

1) Principal Business of the Company

The Company is engaged exclusively in the business of mineral exploration and development and, as the Company has no mining operations, is considered to be in the development stage. The Company's philosophy is to acquire projects at the grass roots level and advance them to a point where partners can be brought in to further the properties to the stage where a mine is commercially feasible or the property can be sold outright.

The recoverability of the amounts comprising mineral properties is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain financing to complete the development of the properties where necessary and upon future profitable production; or, alternatively, upon the Company's ability to recover its costs through a disposition of its interests.

The Company has no operating income and no earnings; exploration and operating activities are financed by the sale of common shares. None of the Company's properties are in production. Consequently, the Company's net income is not a meaningful indicator of its performance or potential.

2) Mineral Properties

Yukon

The minerals of interest in the Yukon region are copper, gold, silver, lead and zinc.

Cuprum

During the year ended September 30, 2005, the Company entered into an agreement with an unrelated corporation to acquire 10 staked claims located 50 kilometers north of Whitehorse, Yukon, having ATV access from the highway located 11 kilometers away. The prospective mineralization is primarily copper, silver and zinc, associated with skarns reported to be 9 to 30 meters wide that are outlined in outcrop for 750 meters. The prospect has not been extensively documented as it has primarily been explored by individual prospectors since 1953.

In order to acquire the property the Company must make staged payments aggregating $75,000, (paid $25,000 to date), and issue 450,000, (issued 100,000 to date), of the Company's common shares over a five year period. Once the final payment is made in October, 2009, the Company will own a 100% interest in the property subject to a 2.0% NSR, (net smelter returns), royalty of which 1.5%, (three quarters of the vendor's interest), could be purchased at the discretion of the Company for $1,500,000.

The 2006 geophysical survey and geochemical survey on the property was completed in July. The magnetic survey data outlined a weak to moderately magnetic causative body that is over 1,000 meters in length in an overburden-covered area. The newly discovered magnetic feature, the "Wishbone Anomaly,' is comprised of two limbs each approximately 500 meters in length with widths of 80 to 140 meters. The west limb of the Wishbone Anomaly is located along strike, and to south the known skarn system that is exposed in discontinuous outcrop for a strike length in excess of 700 meters. The geophysical survey does not cover the entire anomaly to the south where it is thought the limbs converge. The east limb is of particular interest as 2006 soil samples over the magnetic anomaly returned assay values of 44 to 201 parts per million copper, 204 to 1,275 parts per million zinc, and 10 to 331 parts per million lead, and 0.2 to 1.2 parts per million silver. The Company staked an additional 160 hectares adjacent to the Cuprum claims to fully encompass the anomaly.

The Company is investigating the feasibility of using a lightweight percussion drill to test the coincident

2) Mineral Properties

Yukon

Cuprum (continued)

magnetic and geochemical anomaly on the east limb of the Wishbone Anomaly as well as a number of the mineralized zones outlined by the 2005 work. An existing bulldozer trail from the Alaska Highway to the center of the property would enable the Company to complete a cost-effective program.

British Columbia

a) CR

The Company entered into an agreement in February, 2004 to acquire a 100% interest in the CR property located in the Omineca Mining District of British Columbia. In order to earn a 100% interest, the Company must make cash payments aggregating $92,500, (paid $37,500 to date), and issue 575,000 common shares, (issued 200,000 to date), over five years. The vendor will retain a 1.5% net smelter return, 1.0% of which, (two thirds of the vendor's interest), may be purchased by the Company for $1,000,000.

The property consists of 2 recorded claims totaling approximately 1,300 hectares, as one of the peripheral tenures was allowed to lapse in 2006. The CR property has excellent road access and a power line cutting through the western property boundary. Two priority exploration targets have been identified; the South Porphyry zone, and the North Porphyry-Breccia zone. The Company was encouraged by the results of its first phase of surface exploration in fiscal 2004. The program confirmed the presence of a large zone of low-grade porphyry copper-molybdenum-gold mineralization at the South porphyry zone, expanded targets at the North porphyry zone, and identified a new high priority exploration target.

During the summer 2005 exploration program, the Company collected approximately 148 soil samples on infill lines to further delineate anomalies identified in the 2004 summer program. The assay results were in line with the 2004 samples and confirmed the anomaly size and shape. Further, the Company undertook a drilling program to test historical intercepts and to attempt to extend known mineralization by drill testing the soil anomaly located on the west side of the fault at the south zone. The work completed to the end of fiscal 2005; mapping, trenching and diamond drilling, outlined a mineralized porphyry system that is 975 meters in strike length by 100 to 180 meters in width.

The 2006 IP geophysical survey identified a 325 meter by up to 200 meter chargeability anomaly. The anomaly corresponds to the western portion of the drill-defined mineralized porphyry and it continues along strike to the west of the known porphyry for an additional 150 meters. This could represent a further extension of the known 975 meters long, (100 – 180 meter wide), mineralized porphyry that is open along strike and depth.

The Company will undertake diamond drilling in the spring of 2007 to follow up on the 2005 diamond drilling and the 2006 IP geophysical survey. The drilling program, with an early stage budget of $264,000, will endeavor to expand the known porphery as well as outlining the mineral potential of the intrusive. The Company signed a drilling contract with a drilling company subsequent to December 31, 2006.

b) Palomino

Drilling was undertaken in September and October, 2006 and successfully tested the strong magnetic anomaly and flanking chargeability anomaly identified by the IP survey. Upon receipt and analysis of the assay results in December, 2006, the Company decided, due to the overall lower copper/gold grades than originally targeted, to terminate the option on the Palomino property so that it may focus its activity on its other more promising exploration projects. As a result, the capitalized costs associated with this property were written-off during the three months ended December 31, 2006.

2) Mineral Properties (continued)

c) Meridian

During the year ended September 30, 2006 the Company entered into an agreement to acquire 100% of the Meridian property, subject to a 2.0% net smelter interest three quarters of which may be purchased by the Company for $1,500,000, by making staged payments over five years aggregating $87,500, (paid $17,500 to date), and issuing 475,000, (issued 100,000 to date), of the Company's common shares.

In the course of the due diligence visit, a number of samples were taken, including grab samples from dumps proximal to historic mine workings and chip and composite samples taken from within a number of the historical underground workings. Mine dump samples ranged from 0.53 to 90.6 grams per tonne gold and 0.20 to 563 grams per tonne silver. A composite sample along the length of a 2 meter wide quartz vein in one of the adits assayed 46.6 grams per tonne gold and 24.7 grams per tonne silver over a length of 10 meters. The Company, encouraged by these sampling results, had planned a two-stage diamond drill program for the summer of 2006. During the fourth quarter of 2006, the drilling company that had been contracted to complete this drilling indicated that it would be unable to fulfill its drilling obligation. Since then, significant rainfall in the area has caused a landslide that is impairing road access to the drill site. Management plans to evaluate the situation in April in order to determine what, if any work can be performed in the summer of 2007.

d) Gillman

During the year ended September 30, 2006 the Company entered into an agreement to acquire 100% of the Gillman property, subject to a 2.0% net smelter interest three quarters of which may be purchased by the Company for $1,500,000, by making staged payments over five years aggregating $95,000, (paid $15,000 to date), and issuing 475,000, of the Company's common shares, (issued 25,000 to date).

The property consists of contiguous mineral tenures aggregating 1,179 hectares. The claim group envelopes 7.4 kilometers of the mineralized Camborne fault structure that hosts the majority of the mineral occurrences in the district. This new claim group, along with the adjacent Meridian property, gives the Company exposure to over 1,800 hectares of very favorable stratigraphy in the prolific Beaton-Camborne Camp. The Beaton-Camborne camp hosts 86 mineral deposits of which 18 are past producers having a reported combined production of more than 60 million grams of silver and significant amounts of gold, lead and zinc.

The Company completed a prospecting program in May, 2006 resulting in the discovery of the "Allison" silver/lead/zinc showing. This new mineral occurrence is located on a fault structure parallel to the dominant north trending Camborne regional fault. This fault is intimately tied to the mineralization of the area. Prospecting and geological mapping, focusing on the Gillman and Silver dollar mineral occurrence areas, was completed in July, 2006 in conjunction with the drill road construction on the nearby Meridian claim group. A program of additional geological mapping and sampling on the Gillman/Silver Dollar property was completed in August, 2006. The Company has identified five distinct precious and base metal zones to date. The five zones, each comprised of a number of mineralized showings, occur within a several hundred meter wide zone of locally sheared and silicified metasedimentary rocks paralleling the prominent Camborne Fault. Assay results from the August sampling indicated gold in the range of 0.08 to 25.2 grams per tonne and silver in the range of 1.9 grams per tonne to 1,265 grams per tonne.

Management is planning focused geological and geophysical surveys for the 2007 Spring/Summer exploration season, however, it is necessary to first determine the extent to which access to the property may have been hampered by the landslide discussed under Meridian above.

2) Mineral Properties (continued)

Saskatchewan

Black Lake

During the three months ended December 31, 2006, the Company entered into an acquisition agreement to acquire 100% of 7 mineral claims, subject to a 1.5% net smelter interest, by making staged payments over three years aggregating $20,000, (paid $10,000 to date), and issuing 400,000, of the Company's common shares, (issued 75,000 to date). The Company has the option to purchase two thirds of the vendor's net smelter interest, (a 1.0% interest), for $1,500,000.

The claims, comprising approximately 5,848 hectares, are approximately 40 kilometers from Stony Rapids in northern Saskatchewan. The property will be explored for basement-hosted uranium deposits. The claims host known uranium occurrences, and are located within, or near, major regional trends believed to be active during the mineralizing processes. Areas of the Black Lake property have seen varying levels of historic exploration including limited diamond drilling.

Management is currently compiling data on this property in order to complete the application for a land use permit, so that drilling may take place in the summer of 2007. The early stage budget for the drill program is approximately $490,000. Prior to the drill program, there will be geological mapping, prospecting, and ground geophysical surveys, with an approximate budget of $74,000, tentatively scheduled for May.

3) Operating Results

Three months ended December 31, 2006 compared to three months ended December 31, 2005:

A summarized statement of operations appears below to assist in the discussion that follows:

	2006	2005	Variance (negative) positive
Interest and other	$ 6,904	$ 2,473	$ 4,431
General and administrative	(48,126)	(32,775)	(15,351)
Reporting to shareholders	(5,895)	-	(5,895)
Other	(5,065)	(5,609)	544
Write-down of mineral property	(77,816)	-	(77,816)
Future income tax recovery	-	14,000	(14,000)
Net loss	$ (129,998)	$(21,911)	$ (108,087)

The increased write-off of mineral property costs of $78,000 was the primary contributor to the increased loss. The current period write-off pertained to the Palomino, B.C. property as management determined that drill results were not sufficient to warrant carrying on further exploration and incurring further acquisition costs in the future. Interest income increased as a result of the purchase of higher interest-generating instruments in the current quarter. There were no reporting to shareholder costs in the comparative quarter as the audit and consequently the distribution of audited financial statements occurred later in the year. The prior period's future income tax recovery pertained to the drawdown of the future income taxes that were booked when flow-through expenditures were renounced to shareholders. There will be a future tax recovery in Q2 of fiscal 2007 as this is the quarter in which flow-through funds were renounced in the current fiscal year.

3) Operating Results

Three months ended December 31, 2006 compared to three months ended December 31, 2005 (Continued)

The following summarizes the major expense categories comprising general and administrative expenses for the three months ended December 31, 2006 and December 31, 2005:

	Three months ended December 31, 2006	Three months ended December 31, 2005
Administrative consulting fees	$ 22,030	$ 9,718
Travel and promotion	7,412	5,826
Occupancy costs	6,237	6,237
Office, secretarial and supplies	7,310	4,030
Insurance	3,023	894
Miscellaneous	554	892
Networking/website	1,560	5,178
Total	$ 48,126	$ 32,775

The increase in administrative consulting fees of $12,000 represented the greatest increase in expenses. The President of the Company attended the January, 2007 Mineral Exploration Round-up in Vancouver and attended an investment conference in Vancouver as well. Further, the President devoted a significant amount of time to accessing equity financing and attending to various administrative requirements associated with the financing that took place in December, 2006. Travel and promotion increased approximately $1,600. The costs included in the current quarter pertained to the conferences discussed above, including promotional materials, travel, conference fees etc. The Round-up and investment conference were held on separate weekends this year resulting in more travel costs, whereas in the previous year they were held back-to-back requiring only one round trip flight. Office, secretarial and supplies expense increased approximately $3,300. The bulk of the increase pertains to the administrative time associated with the private placement financing that occurred in December, 2006. Insurance costs have increased substantially due to a sharp increase in premiums. During the three months ended December 31, 2005, the Company invested $5,000 in upgrading their website. The current quarter's expenses related to website maintenance.

The following summarizes the components of professional fees included in the statement of earnings:

	Three months ended December 31, 2006	Three months ended December 31, 2005
Legal and filing fees	$ 2,647	$ 756
Audit fees	(1,213)	-
Total	$ 1,434	$ 756

Filing fees increased substantially over the comparative period due to fees associated with the property acquisition and numerous news releases during the period pertaining to the commencement of drilling on Palomino, drilling results, property acquisition, and the private placement financing. The current period included an audit fee recovery because actual fees were less than those accrued at September 30, 2006.

4) Liquidity and Capital Resources

The Company's working capital position at December 31, 2006 was $1,185,000, (September 30, 2006 - $609,000). The Company expended $87,000, on mineral property exploration during the three months ended December 31, 2006, (2005 - $49,000). Net cash operating expenses aggregated $40,000 during the three months ended December 31, 2006, (2005 - $32,000). The increase in cash expenditures on operations coincides with increased operating expenses discussed above.

The Company received approximately $702,000 after share issue costs as a result of the December, 2006 private placement of flow-through shares and non-flow-through units. The exercise of warrants in the comparative period contributed $4,000.

5) Contractual Obligations

Effective January 1, 2007, the Company's office lease was extended for five years. The following summarizes annual base lease commitments for the ensuing five fiscal years:

2007	$70,100	2009	$93,500	2011	$93,500
2008	$93,500	2010	$93,500		

Pursuant to sublease agreements, related companies will be responsible for 69% of the aforementioned payments.

As at September 30, 2006, aggregate unpaid mineral property cash payments and share issuances, by fiscal year required to complete the acquisitions of the CR, Cuprum, Meridian, Gillman and Black Lake properties are as follows:

Fiscal year of payment	Cash	Common Shares
January 1-Sept30/07	$ 15,000	100,000
2008	$ 75,000	475,000
2009	$ 75,000	600,000
2010	$ 70,000	550,000
2011	$ 30,000	150,000
Total	$265,000	1,875,000

The Company can choose to terminate any of these agreements at any time without a requirement for further cash and share payments.

6) Financing

During April, 2006, the Company completed a $425,000 non-brokered private placement flow-through financing. The financing consisted of 2,500,000 units issued at $0.17 per unit. Each unit was comprised of one flow-through share and one warrant to acquire one flow-through share at $0.20 per share to April 17, 2008. This financing ensured that the Company had sufficient funds for the 2006 exploration program. Should the warrants be exercised, such proceeds will fund future exploration. The Company renounced $425,000 of qualifying Canadian Exploration Expenses in January, 2007 effective December 31, 2006, has expended $181,000 of these funds on exploration by December 31, 2006, and will be required to spend the last $244,000 of the flow-through funds in the Spring/Summer of 2007.

In December, 2006 the Company closed a non-brokered private placement consisting of 5,250,000 non-flow-through units at $0.10 per unit and 1,916,666 flow-through common shares at a price of $0.12 per share, for combined proceeds before issue costs of $755,000. Each non-flow-through unit consisted of one common share and one-half of a share purchase warrant to acquire one common share at $0.13 per share to December 28, 2008. The financing will provide funds for exploration and working capital needs. The flow-through share proceeds must be expended on qualifying exploration expenditures. The Company renounced the full flow-through proceeds of $230,000 in January, 2007, effective December 31, 2006 and will expend the proceeds on exploration this spring/summer 2007 exploration season.

7) Off-Balance Sheet Transactions

The Company has no off-balance sheet transactions to report.

8) Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principles, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,	2006	2005	2004
Financial Results			
Interest and other income	$ 18,441	$ 10,324	$ 5,801
Net Loss	$ (436,035)	$ (1,010,806)	$ (120,881)
Basic and diluted loss per share	$(0.02)	$(0.05)	$ (0.01)
Financial Position			
Working capital	$ 609,464	$ 509,257	$ 175,809
Total assets	$ 1,368,462	$ 1,300,600	$ 1,322,593
Capital Stock	$ 8,133,464	$ 7,651,822	$ 7,104,199
Warrants	$ 318,529	$ 300,000	$ 20,000
Contributed Surplus	$ 227,334	$ 221,334	$ 91,334
Deficit	$(7,374,407)	$(6,938,372)	$ (5,927,566)

The large loss in fiscal 2005 was primarily attributable to the write-off of mineral properties aggregating $728,000, (2006 - $263,000, 2004 - $13,000), and the recording of stock option compensation expense of $130,000, (2006 - $6,000, 2004 - $Nil).

9) Selected Quarterly Information

The following selected financial data has been extracted from the unaudited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended:	Dec.31 2006	Sept 30 2006	June 30 2006	March 31, 2006	Dec. 31 2005	Sept. 30 2005	June 30 2005	March 31 2005
Interest & Other	$ 6,904	$ 9,264	$ 3,088	$ 3,616	$ 2,473	$ 4,777	$ 3,509	$1,134
Net loss before mineral property write-offs and property proceeds	(52,182)	(44,324)	(75,778)	(68,305)	(35,911)	$ (48,181)	$(165,456)	$(42,608)
Mineral property (write-offs) net of proceeds in excess of carrying cost	(77,816)	-	(262,717)	-	-	$(191,833)	$ -	$(3,125)
Net Loss before tax	(129,998)	(44,324)	(338,495)	(68,305)	(35,911)	$(240,014)	$(165,456)	$(45,733)
Future income tax recovery	-	-	15,000	22,000	14,000	-	-	-
Net Loss	(129,998)	(44,324)	(323,495)	(46,305)	(21,911)	$(240,014)	$(165,456)	$(45,733)
Basic and diluted loss per share	$0.00	$0.00	$ (0.01)	$ 0.00	$ 0.00	$ (0.01)	$ (0.01)	$ 0.00

The significant loss in the quarter ended June 30, 2005 is primarily attributable to stock-based compensation expense of $130,000 being recorded in the period that stock options were granted. This is a non-cash charge. Interest revenue varies with the amount of invested cash and interest rates. The most significant influence on net income/loss is the amount of mineral property write-offs and stock-based compensation expenses. Site restoration expense of $28,000 in the quarter ended June 30, 2006 contributed to the comparatively larger loss before mineral property write-offs. General and administrative expenses are higher in the quarter ended March 31 as annual report and other annual mailings as well as annual meeting costs tend to be incurred almost exclusively in this period. The result is a higher net loss before mineral property write-offs in these periods.

10) Directors and Officers

Regan Chernish	Director and President	Doug Bryan	Director
Jean Pierre Jutras	Director and Vice-President	Shari Difley	Chief Financial Officer
Doug Porter	Director	Barbara O'Neill	Corporate Secretary
Shane Ebert	Director		

11) Management Remuneration

The President, Vice-President and Chief Financial Officer bill the Company through their majority-owned companies, their employer or individually for number of days or hours worked. Their rates and aggregate billings for the three months ended December 31, 2006 were as follows:

Officer and position	Rate	Billings for the three months ended December 31, 2006
Mr. Chernish, President	$499 per day	$ 26,389
Mr. Jutras, Vice-President	$400 per day	$ -
Ms. Difley, Chief Financial Officer	$ 63 per hour	$ 5,205

Ms. O'Neill is employed by a related corporation. The related corporation bills the Company quarterly for the Company's share of her salary, based on time devoted to Company business. Ms. O'Neill's salary billed for the three months ended December 31, 2006 aggregated $3,451.

Directors are not remunerated in cash for fulfilling their directorial duties; however they receive stock options in recognition of their service. No stock options were granted during the current period. Mr. Ebert, a director, received $563 during the period for geological services provided to the Company.

12) Related Party Transactions

The following non-arm's length transactions, (amounts rounded to nearest $1,000), occurred during the three months ended December 31, 2006:

i) received or accrued $10,000 from corporations related by virtue of common officers and directors for rent of shared office space and $13,000 for lease operating and certain administrative expenses.

ii) paid or accrued $32,000 for consulting fees charged by officers and directors or their companies on a per diem basis for geological, (geological billings for work specifically related to a mineral property is capitalized to that property), accounting and administrative services provided.

iii) paid or accrued to a company related by virtue of certain common officers and/or directors $7,000 for allocated office and secretarial expenses

The purpose of related company office and rent charges is to realize certain economies associated with sharing office space and administrative services. Related party transactions were in the normal course of operations and were measured at the "exchange amount," which is the amount of consideration established and agreed to by the related parties.

13) Exploration Expenditures

Refer to note 5 to the financial statements for the schedule of expenditures incurred on the various properties during the three months ended December 31, 2006 and December 31, 2005.

14). Capital Stock

a) Issued and outstanding

Refer to note7 to the financial statements for details on issued and outstanding common shares and transactions during the three months ended December 31, 2006. There were no capital stock transactions during the period from January 1, 2007 to February 22, 2007.

b) Stock Options and Warrants

i) Options

No options were granted, cancelled or exercised, and none expired during the period from January 1, 2007 to February 22, 2007.

ii) Warrants

During the period from January 1, 2007 to February 22, 2007 no warrants were issued, exercised or cancelled and none expired.

15) Investor Relations

Responding to shareholder inquiries and attendance and presentations at conferences, comprised the Company's investor relations activities during the three months ended December 31, 2006. The Company does not employ a dedicated "investor relations" individual or firm.

16) Outlook

The Company's primary objective is to discover mineral resources in economic quantities capable of supporting an operating mine. As the Company does not have expertise in operating a mine, should it discover such a promising property, it would attempt to ally with a more senior mining company that might option-in on the property or purchase the property outright. Current plans include drilling on CR and Black Lake during the Spring/Summer of 2007 using unexpended flow-through funds. Management is in the process of preparing a detailed plan and budget for the 2007 exploration season, and having it reviewed and approved by the Board of Directors. After the December, 2006 financing, the Company is now well-positioned to undertake its Spring/Summer, 2007 exploration program and to have sufficient funds for general and administrative requirements for the current year. Future financing will be required for subsequent years.

17) Risks

The success of the Company's business is subject to a number of factors including, but not limited to, those risks normally encountered in the mineral exploration industry such as title risks, operating hazards, exploration uncertainty, increasing environmental regulation, competition with companies having greater resources, and lack of operating cash flow. As the Company relies on the sale of its common shares to finance operations and exploration, the state of the markets will affect its ability to raise further funds. The state of the markets is dependent upon investor confidence and the price of mineral resources at any point in time, among other things.

18) Critical Accounting Estimates

The most significant accounting estimate for the Company relates to the carrying value of its mineral property assets. Mineral properties consist of exploration and mining concessions. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sales or abandonments. The estimated values of all properties are assessed by management on a quarterly basis by reference to project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees have committed, or are expected to commit to, exploration on the property. When it becomes apparent that the carrying value of the property exceeds its estimated net recoverable amount based on the foregoing criteria, an impairment provision is made for the decline in value.

18) Critical Accounting Estimates (continued)

Another significant accounting estimate relates to accounting for stock-based compensation. The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted and vested during the year.

The Company's estimate for asset retirement obligations is based on existing laws, contracts or other policies. The value of the obligation is based on estimated future costs for abandonments and reclamations. By their nature, these estimates are subject to measurement uncertainty.

19) New Accounting Policies

Currently adopted

Financial Instruments

Section 3855 of the CICA Handbook prescribes when to recognize a financial instrument on the balance sheet and at what value. It also describes how to present financial instrument gains and losses. The new Canadian rules became effective during the Company's first quarter of fiscal 2007. There were no significant changes to the December 31, 2006 financial statements resulting from the adoption of this accounting policy.

Comprehensive Income

Section 1530 of the CICA Handbook addresses the disclosure of changes in equity of an enterprise during a period resulting from transactions and other events and circumstances from non-owner sources. The new Canadian rules became effective during the Company's first quarter of fiscal 2007. There were no significant changes to the December 31, 2006 financial statements resulting from the adoption of this accounting policy.

20) Cautionary Statements

Statements and/or financial forecasts that are unaudited and not historical, including exploration budgets, are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated. Such risks and uncertainties include risks related to the Company's business including, but not limited to: general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel. Actual exploration and administrative expenditures can differ from budget due to unforeseen circumstances, changes in the market place that will cause suppliers' prices to change, and additional findings that will dictate that the exploration plan be altered to result in more or less work.

All forward-looking information is stated as of the effective date of this document, and is subject to change after this date. While the Company disclaims any intention to update or revise this statement of forward-looking information, whether as a result of new information, future events or otherwise, it will endeavor to revise information in subsequent Management's Discussion and Analysis documents as circumstances change.

21) Disclosure Controls and Procedures

Management, including the Company's President and Chief Financial Officer, evaluated the effectiveness and operation of the Company's disclosure controls and procedures. The President and Chief Financial Officer concluded that, as of December 31, 2006, the disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required. The Company's President and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its President and Chief Financial Officer, as appropriate to allow timely

21) Disclosure Controls and Procedures (continued)

decisions regarding required disclosure. It should be noted that while the Company's President and Chief Financial Officer believe that our disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

22) Internal Controls over Financial Reporting

The President and Chief Financial Officer, together with other members of management have designed internal controls, or caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian Generally Accepted Accounting Principles as of December 31, 2006. They have not identified any changes to the company's internal control over financial reporting which would materially affect, or is reasonably likely to materially affect the Company's internal control over financial reporting during the most recent interim period.

23) Other

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

END